SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 3)


	Surety Capital Corporation
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)


	868666207
	(CUSIP Number)


	Richard N. Abrams, 480 Central Avenue, Northfield, Illinois  60093
	847-441-6500
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	            August 17 2001
	(Date of Event which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is
	the subject of this Schedule 13D, and is filing this schedule because of
	Rule 13d-1(b)(3) or (4), check the following box 	0.

	Check the following box if a fee is being paid with this statement 0.
	(A fee is not required only if 	the reporting person: (1) has a previous
	statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

	Note:	Six copies of this statement, including all exhibits, should be filed
	with the Commission. See Rule 13d-1(a) for other parties to whom copies are
	to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's
	initial filing on this form 	with respect to the subject class of securities,
	and for any subsequent amendment containing information
	which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be
	deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
	Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
	the Act but shall be subject to all other provisions of the Act
	(however, see the Notes).




CUSIP NO. 868666207



1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard N. Abrams  ###-##-####
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

				(a)	0

				(b)	1
3
SEC USE ONLY

4
SOURCE OF FUNDS
00, PF
5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
1,266,744

8
SHARED VOTING POWER
37,037

9
SOLE DISPOSITIVE POWER
1,266,744

10
SHARED DISPOSITIVE POWER
37,037
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,303,781
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
14.8%
14
TYPE OF REPORTING PERSON
IN


	This Amendment No. 3 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on November 4, 1999, as amended by Amendment No. 1 filed on September 14, 2000, and Amendment No. 2 filed on November 22, 2000, has been prepared to report Surety Capital Corporation's (the Company") grant of its common stock (the "Common Stock") to the Reporting Person and to report the Reporting Person's current holdings of Common Stock.

ITEM 1.	Security and Issuer.

Common Stock
Surety Capital Corporation

ITEM 2.	Identity and Background.

	(a)	Richard N. Abrams

	(b)	480 Central Avenue, Northfield, Illinois  60093

	(c)	Chief Executive Officer of Surety Capital Corporation,
	1501Summit Avenue,Fort Worth, Texas 76102 and Officer of Funeral Financial Systems, Ltd., 480 Central Avenue, Northfield,
	Illinois 60093

	(d)	None

	(e)	None

	(f)	United States of America

ITEM 3.	Source and Amount of Funds or Other Consideration.

	The Company's Board of Directors granted the Reporting Person
400,000 shares of Common Stock for his time and effort given to the Company over the past year. The Reporting Person also received shares of restricted stock which will vest upon certain events. Pursuant to the grant, the Reporting Person will receive 300,000 shares of Common Stock if the Office of the Comptroller of the Currency terminates the formal agreement entered into by Surety Bank, National Association, the wholly-owned subsidiary of the Company, prior to the Reporting Person's affiliation with the Company; 200,000 shares if the Reporting Person remains as the Chief Executive
Officer until the end of the 2002 fiscal year; and one share of Common Stock for every $3.00 of net profit realized by Surety Bank, National Association, as determined on a quarterly basis with a maximum 400,000 shares over any two-year period.

	In addition, the Reporting Person's spouse purchase 37,037 shares for $10,000.This purchase was paid for by the Reporting Person's and his spouse's personal funds.

ITEM 4.	Purpose of Transaction.

	The shares of Common Stock and the restricted stock grants were granted to the Reporting Person in exchange for the Reporting Person's time and effort rendered for the benefit of the Company and its subsidiary bank.
The Reporting Person's spouse purchased the shares for regular investment purposes. The Reporting Person's shares are held for investment purposes. The Reporting Person may from time to time acquire additional shares of Common Stock of the Company. The Reporting Person is currently an executive officer and a director of the Company and its subsidiary bank, and acts on plans and proposals in the ordinary course of business which are incidental to holding those positions. Except as described herein, the Reporting Person currently has no other present plan or proposal which relates to or would result in:

	(a)	The acquisition by the Reporting Person of additional securities of the Company, or the disposition of securities of the Company;

	(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of the
Company or any of its subsidiaries;

	(d)	Except for the annual election for directors at the Company's annual meeting held on October 17, 2001, any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

	(e)	Any material change in the present capitalization or dividend policy of the Company;

	(f)	Any other material change in the Company's business or corporate structure;

	(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Company by any person;

	(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

	(j)	Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

	(a)	This Schedule relates 1,303,781 shares of Common Stock, or
approximately 14.8% of the shares of Common Stock outstanding on October 26, 2001.

	(b)	The Reporting Person has sole voting and dispositive power with respect to 1,080,300 shares of Common Stock and will have sole voting and dispositive power with respect to (i) the restricted shares of Common Stock upon vesting; (ii) 184,444 shares the Reporting Person may acquire pursuant to the conversion of a promissory note held by the Reporting Person; and
(iii) 2,000 shares which the Reporting Person can acquire within the next
60 days.The Reporting person shares voting and dispositive power with respect to 37,037 with his spouse.

	(c)	None

	(d)	N/A

	(e)	N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

	None

ITEM 7.	Material to be Filed as Exhibits.

	None

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							Date


							Signature


							 Richard N. Abrams
							Name

(..continued)